Exhibit 7.1

Lock-Up Agreement

April 29, 2016

DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, British Columbia Canada V5Z1K5

Gentlemen:

The undersigned understands that DelMar Pharmaceuticals, Inc., a Nevada corporation (the “Company”), is proposing to list the shares of its common stock, par value $0.001 per share (the “Common Stock”), for trading on either The NASDAQ Stock Market or The NYSE (the “Exchange”).

In consideration of the foregoing and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the Company (which consent may be withheld in its sole discretion), the undersigned will not, during the period beginning on the date hereof and ending on June 30, 2017 (the “Lock-Up Period”), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, any of the (x) 2,388,541 shares of Common Stock represented by stock certificate #1559 or (y) 50,0000 shares of Common Stock held in trust via “exchangeco” (clauses (x) and (y) together, the “Restricted Shares”) or any securities convertible into or exercisable or exchangeable for the Restricted Shares (including without limitation, Restricted Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Restricted Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to, the registration of any Restricted Shares, or (4) publicly announce an intention to effect any transaction specific in clause (1), (2) or (3) above ((1), (2), (3) and (4) collectively referred to as “Sales Transactions”), except in compliance with the Dribble Out Provisions (as defined and set forth in clause 5 below).  Notwithstanding the foregoing, in no event shall the Dribble-Out Provisions commence prior to the 61st day following the execution of this Lock-Up Agreement.  In consideration of the foregoing restriction, the Company shall pay the undersigned $45,000.

(5) Notwithstanding the foregoing restrictions and subject to the 61 day lock-up set forth above, the undersigned may enter into Sales Transactions with regard to the Restricted Shares during the remainder of the Lock-Up Period but only to the extent that undersigned complies with the following terms and conditions (the “Dribble Out Provisions”):

(a)	The undersigned may not execute any Sales Transactions during the first 30 minutes or last 30 minutes of any trading day.

(b)
The undersigned may not during any trading day enter into any Transaction (or series of Transactions) that results in a sale of Shares equal to or greater than 10% of total daily volume of the Company’s Common Stock for the trading day; provided, however, that if the daily volume, when compared to the previous trading day’s volume, increases by 35% or more, the Shareholder may sell Shares equal to an additional 5% of that day’s trading volume up to an amount equal to 15% of that day’s daily trading volume.

(c)	The undersigned may not enter into a Transaction pursuant to clause 5(b) at a price that is more than 3% above or below the prevailing market price.

(d)
The undersigned shall direct his broker to provide the Company with weekly reports of any sales of the Restricted Shares together with a calculation indicating whether or not such sales are with in the limits imposed above in clause 5(b).  In the event that during any trading day the undersigned sells Restricted Shares in excess of the limits imposed by clause 5(b), then the amount of the excess shall reduce the amount of Restricted Shares which may be sold in the next trading day in which the undersigned executes a Sales Transaction by an amount equal to the excess amount sold; provided, however that if the excess amount sold exceeds by more than 2% that day’s trading volume limit (e.g. greater than 12% is sold during a trading day in which the 10% limit is applicable) then the undersigned shall direct his broker, within three trading days, to buy an amount of Common Stock equal to such excess amount sold.  The Company shall have the right, upon reasonable notice, to request a report of daily trading activity from the broker.

The foregoing restrictions are expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of the Restricted Shares even if such securities would be disposed of by someone other than the undersigned, except to the extent that such sale or disposition is made in compliance with the Dribble Out Provisions.  Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put option or put equivalent position or call option or call equivalent position) with respect to any of the Restricted Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

Notwithstanding the foregoing, the restrictions set forth in clause (1) and (2) above shall not apply to transfers (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, or (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) to extent the undersigned is in compliance with the Dribble Out Provisions set forth in clause 5.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

In the event that the Company (i) does not apply to list its Common Stock on Nasdaq or NYSE:MKT within 90 days following the date of this Lock-Up Agreement or (ii) its listing application is denied by the Exchange(s) on which the Company has sought to list, then this Lock-Up Agreement shall terminate.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.  All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar or depositary against the transfer of the Restricted Shares except in compliance with the foregoing restrictions.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours, /s/ William Garner Name: William Garner, MD